April 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zuora, Inc.
Registration Statement on Form S-1
File No. 333-223722

Acceleration Request
	Requested Date:	April 11, 2018
	Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between April 2, 2018 and the date hereof, we have distributed approximately 3,353 copies of the Preliminary Prospectus of Zuora, Inc., a Delaware corporation (the “Registrant”), dated April 2, 2018, to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on April 11, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Craig Lee
	Name:	Craig Lee
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

cc:	Tyler Sloat, Chief Financial Officer
Jennifer Pileggi, Esq., Senior Vice President, General Counsel and Corporate Secretary
Zuora, Inc.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

Robert G. Day, Esq.
Andrew D. Hoffman, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.